L. Hugh Redd

Senior Vice President

Chief Financial Officer

July 1, 2011

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	General Dynamics Corporation
Form 10-K for the year ended December 31, 2010
Filed February 18, 2011
File No. 1-03671

Via Overnight Delivery and EDGAR

Dear Ms. Cvrkel:

On behalf of General Dynamics Corporation, please note our response to comments addressed in your letter dated June 3, 2011:

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Review of Business Groups, page 23

SEC Comment

1.	We note your response to previous comment number 1 but continue to believe that you should significantly revise and expand your MD&A in future filings to separately quantify and discuss factors responsible for changes in the levels of the Company’s cost of sales during all periods presented in the Company’s financial statements as required by Item 303 of Regulation S-K. Please note that we do not believe that an additional discussion of cost of sales incurred in the period including a discussion of G&A expenses would distract an investor from the key information that drives your results as indicated in your response. In fact, we believe that this additional discussion would provide your investors with an increased depth of understanding and knowledge necessary to properly evaluate your operating results. Therefore, please revise to expand and enhance your discussion of cost of sales with regards to both product and services sales. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). For costs that cannot be clearly separated and discussed, include a separate detailed discussion of non-business group factors affecting operating earnings, where they are analyzed from period to period with detailed explanations regarding their fluctuations. In this regard, we believe materiality should be assessed in relation to operating earnings, your consolidated performance measure. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating earnings.

2941 Fairview Park Drive

Suite 100

Falls Church, VA 22042-4513

Tel: 703 876 3387

Fax: 703 876 3264

hredd@generaldynamics.com

July 1, 2011

2.	In addition, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. In any event, you should revise to provide discussion and analysis of cost of sales at the segment level when a change in a segment’s cost of sales materially impacts the segment’s measure of operating profit. As part of your response, please provide us with a copy of your intended revised disclosures.

General Dynamics’ Response

We reiterate our belief that an analysis of year-over-year variances in the amount of costs incurred is not relevant to an understanding of our business and, therefore, not required.

Item 303 requires a discussion of the results of operations, including a discussion of the “significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” Further, the instructions to Item 303 state relative to material changes in financial statement line items, where “the causes for a change in one item also relate to other line items, no repetition is required and a line-by-line analysis of the financial statements as a whole is not required or generally appropriate.” Moreover, in SEC Release 33-8350 the Commission stated “Instruction 4 [of Item 303] and the guidance in the 1989 Release do not require a discussion of every line item and its changes without regard to materiality. Discussion of a line item and its changes should be avoided where the information that would be disclosed is not material and would not promote understanding of MD&A.” Based on this guidance, we believe a discussion of cost of sales is not required. What is required is judgment in determining which components of the financial statements should be discussed to adequately convey an understanding of our results, in particular an understanding of those results through the eyes of management.

While the management of costs and the affordability of our products and services are fundamental and critical to our business, year-over-year comparisons of the elements of costs incurred are not necessary to understand our business. In the first place, a discussion of costs would be duplicative of a discussion of revenues. Cost is a measure of progress on the majority of our contracts and, therefore, corresponds to the volume of revenue in the period. This relationship between cost of sales and revenue is a simple by-product of contract accounting under ASC 605-35. Accordingly, the factors responsible for changes in the levels of revenue, which we discuss, are also the primary reasons for the changes in cost of sales. As a result, a separate discussion of cost of sales would be repetitive of our discussion of revenue and would not help investors to understand our financial statements.

July 1, 2011

Perhaps more importantly, our judgment not to include a discussion of cost of sales is rooted in one of the principle objectives of MD&A – to give readers of the financial statements a view of the company through the eyes of management (SEC Release 33-8350). Analysis of year-over-year cost variances and trends is not consistent with management’s view of the business for the following key reasons:

1.	Inconsistent with contract bidding. We bid our contracts to meet our customers’ unique specifications. Costs are incurred at the direction of the customer, generally only once a contract exists. To the extent a contract has significant exposure to a particular cost, such as steel, we protect ourselves with escalation clauses in our contracts or enter into fixed-price subcontracts.

2.	Inconsistent with contract management. We manage cost at the individual contract level (i.e., the profit center). Whether a cost-plus or fixed-price contract, a dollar of cost results in a dollar of revenue as long as our total estimated cost at contract completion has not changed. As a result, variations in the level of cost incurred from one quarter or year to the next do not erode or enhance contract profitability and are not a focus of program management. In addition, costs are unique to each project, and little, if any, interdependency exists across contracts.

3.	Inconsistent with our customer interaction. As previously stated, while managing and controlling costs is critical to our customer, year-over-year analysis of variances in the costs we incur is not relevant to our customers. Our customers are concerned with receiving specific, affordable deliverables. Our contracts delineate our scope of work by detailed work packages or deliverables, not by components of costs. The customer is indifferent as to how we source the deliverables – for example, whether we perform the labor fully in-house or fully subcontract it to a third party. While we routinely communicate with our customer on contract progress and our estimated cost to complete our contracts, analysis of cost variances from period to period is not important to our customers.

For these reasons, year-over-year cost variances are not used by management in evaluating our results. As discussed in our previous letter, management focuses on revenue, operating earnings and margin. Costs incurred drive the volume of revenue, but our estimate of the contract’s cost and profit at completion drives earnings and margin. The fact that we do not have systems and processes to aggregate detailed cost information by component is evidence that such information is not routinely used by management.

We believe this is not only how management sees the business, but it is also how we are measured by our investors. Our CEO, CFO and Investor Relations department have no knowledge or recollection of ever receiving a question from an investor or analyst, in any setting, formal or informal, with respect to year-over-year changes in our cost of sales, or the components thereof. Our investors, along with industry analysts, understand our business and the fact that changes in cost of sales, and in particular the components of costs, are not a driver of our results. Therefore, we do not believe the additional suggested discussion would provide investors an increased understanding of our results.

To illustrate these points, consider the following example: on a single contract, labor cost is higher when comparing one period to another. What does this mean to an investor? Because labor cost is just one component of a contract’s total cost, the fact that labor cost has changed from one period to another could have numerous implications, none of which is addressed via a discussion of period-to-period variances in the level of labor cost (or even total cost) incurred. Perhaps we are ramping up activity on that contract

July 1, 2011

consistent with previous expectations. Perhaps labor cost has grown beyond expectations without any real progress on the contract. Or perhaps labor cost has grown due to increased contract activity but not as much as expected. Or perhaps the prior period simply utilized more subcontractor labor vs. in-house labor. These possible implications cannot be addressed via a discussion of year-over-year cost variances, but they are addressed in our current approach to discussing revenue variances, operating earnings variances and operating margin variances.

The fact that labor cost increased will coincide with an increase in revenue, which we currently discuss along with the customer/business reasons driving that growth. Every quarter our disclosures include numerous examples of the major programs whose activity is increasing or decreasing and what the implications are for our business. We note the following examples from our first quarter 2011 Form 10-Q, in which we discuss:

•

trending declines in the U.S. military vehicle business offset by growing international activity demonstrated by reduced tank refurbishment work, the conclusion of a Marine Corps amphibious vehicle program and the growth of foreign military sales of light armored vehicles;

•

increasing submarine construction activity as our Virginia-class program ramps up to two-per-year construction, but our commercial construction activity declines as the last of our ships under contract is delivered; and

•	IT services work experiencing strong growth while volume on major U.S. and Canadian communications system contracts was down.

These are just a few of the detailed disclosures explaining the quantified variances in major contract groupings that drive our business and are assessed by management.

With respect to analysis of our operating earnings and margins, we reiterate that changes in components of costs incurred from year to year are not meaningful to investors, management or other constituencies. What is informative is an understanding of changes in total estimated costs at contract completion. Changes in the composition of contract costs incurred year-over-year have no impact on contract profitability unless our overall costs to complete the contract are higher or lower than previously estimated. No additional insights can be gleaned from a separate discussion of trends in our cost of sales incurred from period to period. If in the simple labor cost example discussed above, the labor cost growth has a significant impact on total estimated cost at completion (and, thus, the contract’s profitability) we would currently discuss this growth in the context of positive or negative performance on the contract and quantify this impact if it were material to the segment’s operating earnings. Consider our discussion of such issues as:

•	pre-owned aircraft write-downs throughout 2009 and 2010;

•	severance costs in our Aerospace group in 2009;

•	the cost growth and resulting request for equitable adjustment on the T-AKE contract in 2006 and 2007; and

•	losses attributable to labor hour growth on commercial ship programs in 2003 and 2004.

July 1, 2011

Beyond these examples, in our Aerospace group we discuss those factors that materially impact cost of sales independent of revenue (and therefore operating earnings) every quarter. For example, we quantify SG&A variances and discuss the significant components and changes in these amounts from period to period.

The simplified labor cost example above illustrates why a discussion of the variances in the components of costs that comprise cost of sales in one period or another is not meaningful to understand our operating results. It is also important to understand that this example focuses on merely a single contract. Because each contract in our portfolio functions independently of all other contracts, the costs incurred (and related trends) on a single contract cannot be compared to or aggregated with costs incurred on another contract to arrive at any meaningful cost variances or trends affecting the business. A discussion of changes in components of costs across independent contracts aggregated at a business unit, business group or consolidated level would be even less meaningful to investors.

While we strongly believe the recommended disclosure of year-over-year cost variances would not be meaningful to investors, we realize it is important that all investors understand the relationship between revenue and cost of sales in our business. Therefore, we plan to expand and enhance our introduction to MD&A to discuss these key concepts. Further, we reaffirm our commitment to disclose and quantify material changes in cost of sales where the causes are not redundant of the causes of the related changes in revenues. Our proposed disclosure, based on a pro forma of our 2010 Form 10-K disclosures, is attached as Exhibit I.

SEC Comment

3.	We note from your response to our prior comment number 1 that your revenues are predominantly recognized using the percentage of completion method. We also note your disclosure in your Critical Accounting Policies disclosures regarding the fact that the percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes. Contract estimates involve various assumptions and projections relative to the outcome of future events over a period of several years, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the impact of delayed performance, the availability and timing of funding from the customer, and the timing of product deliveries. These estimates are based on your best judgment. Since a significant portion of your revenues are recognized using the percentage of completion method, a significant change in one of more of these estimates could affect the profitability of your business. You indicate that you review your contract estimates regularly to assess revisions in contract values and estimated costs at completion and reflect changes in estimates in the current and future periods under the reallocation method. Pursuant to ASC 250-10-50-4, please revise the notes to your financial statements to quantify the impact of changes in estimates on your results of operations for each period presented and provide an analysis of the underlying reasons for the changes in estimates. With regard to segment level disclosure, you should revise to provide this disclosure when such changes materially impact a segment’s measure of profit. As part of your response, please provide us a copy of your intended revised disclosure.

July 1, 2011

General Dynamics’ Response

We believe that disclosure of the aggregate impact of a series of unrelated immaterial changes in estimate is not required and would not be meaningful to investors. ASC 250-10-50-4 states the following:

Disclosure of those effects [of a change in accounting estimate] is not necessary for estimates made each period in the ordinary course of accounting for items such as uncollectible accounts or inventory obsolescence; however, disclosure is required if the effect of a change in the estimate is material.

As the Staff notes in its comment, we review our contract estimates regularly in the ordinary course of contract accounting. For this reason, we do not believe we are required by ASC 250 to routinely make disclosures of the effects of changes in contract estimates, which occur on any given contract quarterly across our portfolio of over 10,000 active contracts and task orders. This is consistent with the guidance in ASC 605-35-50-9, which states that “Although estimating is a continuous and normal process for contractors [and, therefore, changes in estimate generally do not require disclosure], paragraph 250-10-50-4 requires disclosure of the effect of revisions if the effect is material.”

With respect to the materiality of these changes, our largest contract represented less than 5 percent of our consolidated revenue in 2010, which is consistent with our historical experience. After the top 10 contracts, no contract represented even 1 percent of our revenues. Therefore, it is unlikely that any individual change in estimate would affect operating earnings to a materiality level requiring disclosure. However, we monitor both the largest individual contracts and those contracts whose changes in estimate have an impact greater than $2 million in the current period and would disclose the effect of changes in estimated profit, if material. We further confirm that we would disclose all material effects, both positive and negative, and would not net individually material changes in estimate.

While we monitor the effect of these changes for major programs, our systems do not allow us to collect aggregated information regarding the individual changes in estimate that occur across our thousands of contracts each quarter. Therefore, while we believe we are adequately collecting information necessary to appropriately disclose material impacts, we cannot provide a complete aggregate impact for the company as a whole.

It is also important to note that each of these contract revisions and resulting changes in estimate is independent of, and unrelated to, the others. We do not believe it is required or appropriate to aggregate unrelated immaterial changes in estimate and present these as one uniform change as if they represented a single action or decision by management. However, if any of these individual changes in estimate were to have a material impact on our consolidated or individual segment results, we would quantify and discuss the reasons for the change consistent with the requirements of ASC 250.

July 1, 2011

Definitive Proxy Statement on Schedule 14A – 2010 Bonuses and 2011 Equity Awards, page 32

SEC Comment

4.

We note your response to our prior comment three and reissue in part. We note that although you currently disclose that the compensation committee “utilized survey data” to identify the 50th to 75th percentile and that you also disclose the factors considered by the committee in determining bonus levels, you do not specify how you arrived at the bonus amount ultimately awarded to each NEO. For example, please disclose in detail how, based on the target performance metrics and the actual performance metrics achieved, in conjunction with each NEO’s personal goals, you decided to award each executive the amount that you did. In your response, please provide us with a mark-up of the proposed changes to your disclosure that you intend to make in future filings.

General Dynamics’ Response

As we have stated, and the Staff has acknowledged, our bonus program does not use set formulas and targets and does not assign specific weights to the various metrics considered by the Compensation Committee. We think it is important in responding to the Staff’s comment to reiterate that, because our compensation program is not formulaic, any measure of particular performance does not translate into a particular dollar amount of bonus. Rather, the Compensation Committee is entrusted to review performance metrics and other considerations that it considers relevant, which are then discussed in this Compensation Discussion and Analysis section, and to exercise its sound discretion to make appropriate compensation decisions consistent with the program’s overall philosophy and objectives. Nevertheless, we appreciate that the Staff believes we should disclose in further detail the Compensation Committee’s determinations.

In doing so, we will continue to disclose the metrics that set the context for the Compensation Committee as it considers management’s compensation recommendations and makes its final bonus determinations (which for 2010 were, as disclosed in the 2011 Proxy Statement, earnings from continuing operations, free cash flow from operations, return on invested capital and earnings per share for the NEOs with company-wide responsibility and business group EBIT and cash flow for NEOs with specific business group responsibility). To help investors better understand our future compensation decisions for each NEO, we intend to provide additional specificity concerning how the committee considered particular factors for each NEO to determine the bonus amount for that NEO.

In addition, attached as Exhibit II, we provide revisions to the 2011 Proxy Statement to explain more clearly that the Compensation Committee, in making its 2011 bonus determinations, considered the company’s financial performance, individual performance factors and the market data as a whole in exercising its discretion to determine the bonus amount.

While we expect our compensation program, including the bonus determinations, to continue to involve a considerable amount of discretion, we expect to be able to provide enhanced disclosure in the 2012 Proxy Statement concerning the bonus determinations for the 2011 fiscal year.

July 1, 2011

SEC Comment

5.	We note your response to our prior comment four and reissue in part. Please either revise future filings to disclose the multiple of each NEO’s cash compensation used and the basis for using this specific multiple or provide us with a more detailed analysis as to why your current disclosure, which does not include this information, is “the most relevant information” for investors to understand your executives’ equity compensation. Please provide a mark-up of the proposed changes to your disclosure that you intend to make in future filings, if applicable.

General Dynamics’ Response

While we continue to believe that the most relevant information for investors is whether the multiples used by the Compensation Committee fall within the targeted range (i.e., the 50th to 75th percentiles of the market data), in response to the Staff’s comment we will disclose in future filings the multiple of each NEO’s cash compensation used to determine the value of the NEO’s equity award and will provide an explanation as to why the multiple was used by the Compensation Committee. For illustrative purposes, our proposed disclosure (using the NEOs from the 2011 Proxy Statement and associated multiples as examples) is attached as Exhibit II.

*            *             *

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the company’s filings; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ L. Hugh Redd
L. Hugh Redd
Senior Vice President and Chief Financial Officer

General Dynamics Corporation Form 10-K for the year ended December 31, 2010 Filed February 18, 2011 File No. 1-03671	Exhibit I

Combined Proposed Revised Disclosure for Comments 1 and 2 (added language in boldface type and underlined):

RESULTS OF OPERATIONS

The following discussion of our results of operations focuses on the material financial measures we use to evaluate our performance, including revenues, operating earnings and margins, cash flow, and orders and backlog. A consolidated overview is followed by a more detailed review of operating performance for each of our business groups: Aerospace, Combat Systems, Marine Systems and Information Systems and Technology. For the Aerospace group, results are analyzed with respect to specific lines of products and services, consistent with how the group is managed. For the defense business groups, the discussion is based on the types of products and services each group offers with supplemental discussion of specific significant contracts and programs that drive the groups’ results.

In the Aerospace group, we recognize revenue using the percentage-of-completion method. As discussed further in the Application of Critical Accounting Policies section, sales contracts for new aircraft have two major phases: the manufacture of the “green” aircraft and the aircraft’s completion, which includes exterior painting and installation of customer-selected interiors and optional avionics. We record revenues on these contracts at two milestones: when green aircraft are delivered to and accepted by the customer, and when the customer accepts final delivery of the aircraft. Revenues in the Aerospace group’s aircraft outfitting and service businesses are recognized as work progresses or upon delivery of the service. Changes in revenues in this group result from the number and mix of new aircraft deliveries (both green and outfitted), the progress toward completion of aircraft outfitting activities, the level of service activity during the period and the number of pre-owned aircraft sold.

The majority of the group’s costs relates to aircraft production activities and consists of labor, material and overhead costs. The costs are accumulated in production lots and recognized as expenses at green and final aircraft delivery based on the estimated average unit cost in a production lot. Thus, the level of operating expenses reported in a given period is based largely on the number and type of aircraft delivered. To the extent the relationship between our average unit production cost varies significantly between periods, the reasons for the changes are addressed in the discussion of the group’s operating results.

In general, operating earnings and margins in the Aerospace group are a function of the prices we charge for our aircraft, our operational efficiency in manufacturing and outfitting the aircraft, and the mix of aircraft deliveries among the higher-margin large-cabin and lower-margin mid-cabin aircraft. Additional factors affecting the group’s earnings and margins include the volume and profitability of services work performed, the number and type of pre-owned aircraft sold, and the level of general and administrative costs incurred by the group, which include selling expenses and R&D costs.

In the defense business groups, the majority of the revenues are generated by long-term government contracts. We account for revenues under these contracts using the percentage-of-completion method of accounting. Under this method, revenue is recognized as work progresses, either as products are produced and delivered or as services are rendered. As a result, changes in revenues are generally discussed in terms of volume, typically measured by the level of costs incurred. Year-over-year variances attributed to volume indicate increases or decreases in revenues due to changes in production or construction activity levels, delivery schedules or levels of services on individual contracts.

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General Dynamics Corporation Form 10-K for the year ended December 31, 2010 Filed February 18, 2011 File No. 1-03671	Exhibit I

Operating costs and expenses for the defense groups consist of labor, materials, subcontracts and indirect cost allocations (overhead and general and administrative). Variances in costs recognized from period to period reflect increases and decreases in production or activity levels on individual contracts but do not have an impact on a contract’s operating earnings or margins. Therefore, the discussion of the defense businesses’ operating results does not specifically address fluctuations in costs incurred from period to period. Only when the total estimated costs to complete a contract change relative to previous expectations do the contract’s earnings and margins increase or decrease. We refer to this as performance improvement or deterioration, as discussed below.

Operating earnings and margins in the defense business groups are discussed in terms of changes in revenue volume, performance or contract mix (i.e., higher- vs. lower-margin work). Performance refers to changes in contract earnings rates during the term of the contract based on revisions to estimates of profit at completion on individual contracts. These revisions result from increases or decreases to the estimated value of the contract or the estimated costs required to complete the contract. Contract mix can result in higher or lower earnings and margins due to contract type (e.g., fixed-price/cost-reimbursable) or the phase of work (e.g., development/production) within those contracts. The following discussion of results provides additional disclosure to the extent that a material or unusual event caused a change in the profitability of a contract (e.g., contract losses/claims) or a non-contract-related event (e.g., restructurings, litigation settlements, natural disasters or related insurance settlements, work stoppages, asset sales, etc.) impacted our results.

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General Dynamics Corporation Definitive Proxy Statement on Schedule 14A Filed March 18, 2011 File No. 1-03671	Exhibit II

Combined Proposed Revised Disclosure for Comments 4 and 5 (added language in boldface type and underlined):

2010 Bonuses and 2011 Equity Awards

The majority of our executive compensation is performance-based. Bonuses are paid based on the performance of the company, individual performance of the executive and, where applicable, that of their business group. Equity awards are determined based on a multiple of the named executive officer’s total cash compensation.

For 2010 compensation decisions, senior management and the Compensation Committee considered the results for the company and each of the business groups, as applicable, compared against the operating plan goals for 2010. In addition, the committee considered the leadership and management skills of each of our executives during 2010, including the named executive officers. The committee recognized management’s efforts to aggressively manage our businesses to preserve profitability and shareholder value, including implementing cost-cutting measures, scaling production and overhead, and focusing on continuous improvement efforts to drive operational efficiencies. These considerations are consistent with our belief that the use of discretion and judgment in setting compensation must be a part of any effective compensation program.

For Messrs. Johnson, Redd and Helm, who have responsibility for company-wide performance, the Compensation Committee’s operating performance review focused on earnings from continuing operations, free cash flow from operations, return on invested capital and earnings per share at the company level. We believe that these metrics are good indicators of the company’s overall performance and lead to the creation of long-term value for our shareholders. In particular:

•	Earnings from continuing operations measures our ability to grow our businesses and maximize profitability;

•

Free cash flow from operations demonstrates our ability to efficiently convert operating earnings into cash for purposes such as repaying maturing debt, funding business acquisitions, repurchasing our common stock and paying dividends;

•	Return on invested capital reflects our ability to generate returns from the capital we have deployed in our operations; and

•	Earnings per share represents our ability to create value for shareholders through growing our earnings and, in turn, generating share price appreciation in the marketplace.

The committee considered that for 2010: the company’s earnings from continuing operations of $2.628 billion were above the plan goal of $2.453 billion; free cash flow from operations of $2.616 billion exceeded the plan goal of $2.064 billion; return on invested capital of 17.5 percent was above the plan goal of 16.1 percent; and earnings per share of $6.82 was above the plan goal of $6.25. Return on invested capital is defined as net operating profit after taxes divided by the average debt and equity for the period. Net operating profit after taxes is defined as earnings from continuing operations plus after-tax interest and amortization expense. For Mr. Johnson, the committee recognized his strong leadership of the company in a dynamic economic environment and his focus on preserving profitability, maintaining

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General Dynamics Corporation Definitive Proxy Statement on Schedule 14A Filed March 18, 2011 File No. 1-03671	Exhibit II

strong operational performance, efficiently converting earnings into cash and creating long-term shareholder value. For Mr. Redd, the committee recognized his leadership in managing our financial risk profile, the guidance he provided to the company through his management and oversight of our finance organization and the role he played in executing effectively the company’s capital deployment strategy. For Mr. Helm, the committee recognized his successful transition into his new senior leadership position with the company and his leadership and guidance of the planning and development organization during a time of defense budget pressure. Management provided the Compensation Committee with market data for each of Messrs. Johnson, Redd and Helm that reflected the 50th to 75th percentiles of total cash compensation for comparable positions at the peer group companies. Based upon the considerations for each individual discussed above, the company’s overall performance for 2010 and the market data, the Compensation Committee awarded bonus amounts of $3,100,000, $950,000 and $950,000 for Messrs. Johnson, Redd and Helm, respectively. These bonus amounts were determined by the committee in the exercise of its discretion taking all of the factors into consideration, rather than focusing upon any one factor.

For Messrs. DeMuro and Heebner, the Compensation Committee reviewed the operating performance of their business groups and focused on earnings before interest and taxes (EBIT) and business group cash flow. We believe that EBIT measures the ability of our business groups to grow their businesses and maximize profitability through continuous improvement and disciplined processes and that business group cash flow measures the ability of the business groups to efficiently convert operating earnings into cash that can be deployed throughout the company. The committee considered that for 2010: (a) the Information Systems and Technology group’s EBIT of $1.218 billion exceeded the plan goal of $1.217 billion; and business group cash flow of $672 million fell below the plan goal of $778 million; and (b) the Combat Systems group’s EBIT of $1.273 billion fell slightly below the plan goal of $1.277 billion; and business group cash flow of $863 million exceeded the plan goal of $828 million. Additionally, for Messrs. DeMuro and Heebner, the committee recognized (1) the leadership provided by both executives in managing their business groups, (2) their focus on continuous improvement efforts to drive process improvement and operational efficiencies, (3) their emphasis on disciplined program management and executing on backlog, (4) their ability to obtain excellent results while managing continuing growth in a dynamic economic environment and, (5) for Mr. Heebner, his efforts to ensure a seamless transition to the position of executive vice president for the Combat Systems group. Management provided the Compensation Committee with market data for each of Messrs. DeMuro and Heebner that reflected the 50th to 75th percentiles of total cash compensation for comparable positions at the peer group companies. Based upon the considerations for Mr. DeMuro and Mr. Heebner, the 2010 performance of the Information Systems and Technology, and Combat Systems groups, respectively, and the market data, the Compensation Committee awarded a bonus amount of $950,000 to Mr. DeMuro and a bonus amount of $825,000 to Mr. Heebner. These bonus amounts were determined by the committee in the exercise of its discretion taking all of the factors into consideration, rather than focusing upon any one factor.

The bonus award for each of the named executive officers brought total cash compensation between the 50th and 75th percentiles of the competitive market based on the survey data for Messrs. Johnson, Heebner and Helm. For Messrs. Redd and DeMuro, the bonus award brought total cash compensation above the 75th percentile of the competitive market based on the survey data. Bonus awards are reflected in the Bonus column of the Summary Compensation Table. As described under “Equity Awards,” the Compensation Committee determines the amount of equity awards using a multiple of the executive’s total cash compensation. The multiples are determined based upon the value of equity

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General Dynamics Corporation Definitive Proxy Statement on Schedule 14A Filed March 18, 2011 File No. 1-03671	Exhibit II

awards at peer group companies. The multiples approved by the committee were: Mr. Johnson – 235%; Mr. Redd – 145%; Mr. DeMuro – 160%; Mr. Heebner – 160%; and Mr. Helm – 145%. For Messrs. Johnson, Heebner and Helm, the ratio of long-term incentives to cash compensation used to determine the executive’s equity-award multiple was between the 50th and 75th percentiles of the competitive market based on the survey data except for Messrs. Redd and DeMuro whose ratios were above the 75th percentile of the competitive market based on the survey data. The number of options and shares of restricted stock awarded to each named executive officer in 2010 is reflected in the Grants of Plan-Based Awards in Fiscal Year 2010 table.

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